EXHIBIT 99.3

2005

Audited Annual Financial
Statements and Notes

MANAGEMENT’S & AUDITORS’ REPORTS
Financial Statements & Notes
Management’s Report to the Shareholders
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Michael M. Wilson
President & Chief Executive Officer
Calgary, Canada
February 22, 2006

Bruce G. Waterman
Senior Vice President, Finance
& Chief Financial Officer

Auditors’ Report
We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 22, 2006

64	AGRIUM ANNUAL REPORT 2005

FINANCIAL STATEMENTS
Consolidated Statements of Operations
& Retained Earnings

Years ended December 31	2005	2004	2003

(millions of U.S. dollars, except per share amounts)		Restated (note 2)	Restated (note 2)
Sales	3,491	3,001	2,630

Direct freight	197	163	131

Net sales	3,294	2,838	2,499

Cost of product	2,247	1,928	1,760

Gross profit	1,047	910	739

Expenses (income)

Selling	254	237	227

General and administrative	79	63	59

Depreciation and amortization	146	156	140

Kenai award and settlement (note 3)	–	(86)	–

Asset impairment (note 9)	–	–	235

Royalties and other taxes	45	29	17

Other expenses (note 4)	23	44	40

Earnings before interest expense and income taxes	500	467	21

Interest on long-term debt	47	65	75

Other interest	2	4	5

Earnings (loss) before income taxes	451	398	(59)

Current income taxes (note 5)	113	99	22

Future income taxes (recovery) (note 5)	55	33	(44)

Income taxes	168	132	(22)

Net earnings (loss)	283	266	(37)

Retained earnings – beginning of year (as reported)	398	145	191

Cumulative change in accounting policy (note 2)	(6)	(5)	–

Common share dividends declared	(14)	(14)	(14)

Common share repurchases	(77)	–	–

Retained earnings – end of year	584	392	140

Earnings (loss) per share (note 6)

Basic	2.14	2.03	(0.29)

Diluted	2.12	1.91	(0.29)

See accompanying notes.

AGRIUM ANNUAL REPORT 2005	65

FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows

As at December 31	2005	2004	2003

(millions of U.S. dollars, except per share amounts)		Restated (note 2)	Restated (note 2)
Operating

Net earnings (loss)	283	266	(37)

Items not affecting cash

Depreciation and amortization	146	156	140

Asset impairment (note 9)	–	–	235

Kenai award and settlement (note 3)	–	(36)	–

Proceeds on settlement (note 3)	–	25	–

Loss on disposal of assets and investments	(4)	(6)	(5)

Future income taxes (recovery) (note 5)	55	33	(44)

Foreign exchange	(6)	(5)	(8)

Net changes in non-cash working capital

Accounts receivable	(29)	(52)	(98)

Inventories	(76)	(83)	12

Prepaid expenses	(35)	4	(25)

Accounts payable and accrued liabilities	107	69	12

Income and other taxes payable	(18)	54	(15)

Other operating	27	15	8

Cash provided by operating activities	450	440	175

Investing

Capital expenditures	(175)	(82)	(99)

(Increase) decrease in other assets	(22)	(14)	3

Proceeds from disposal of assets and investments	13	10	12

Net change in non-cash working capital	(10)	–	26

Other	(18)	7	10

Cash used in investing activities	(212)	(79)	(48)

Financing

Common shares issued	50	12	6

Common share repurchases (note 17)	(98)	–	–

Bank indebtedness repayment	–	–	(1)

Long-term debt repayment	(126)	(134)	(27)

Common share dividends paid	(14)	(14)	(14)

Preferred security repayment	(175)	–	–

Cash used in financing activities	(363)	(136)	(36)

(Decrease) /increase in cash and cash equivalents	(125)	225	91

Cash and cash equivalents – beginning of year	425	200	109

Cash and cash equivalents – end of year	300	425	200

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure

Interest paid	49	74	78

Income taxes paid	132	42	30

See accompanying notes

66	AGRIUM ANNUAL REPORT 2005

FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at December 31	2005	2004

(millions of U.S. dollars)		Restated (note 2)
ASSETS

Current assets

Cash and cash equivalents	300	425

Accounts receivable (note 7)	443	388

Inventories (note 8)	533	447

Prepaid expenses	91	56

	1,367	1,316

Property, plant and equipment (note 9)	1,293	1,239

Other assets (note 10)	103	82

Future income tax assets (note 5)	22	24

	2,785	2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness	5	–

Accounts payable and accrued liabilities (note 12)	576	472

Current portion of long-term debt (note 13)	30	60

	611	532

Long-term debt (note 13)

Recourse debt	442	471

Non-recourse debt	–	69

Preferred securities (note 2)	–	175

	442	715

Other liabilities (note 14)	280	257

Future income tax liabilities (note 5)	272	209

	1,605	1,713

Commitments, guarantees, contingencies and subsequent event (notes 19, 20, 21 and 26 respectively)

Shareholders’ equity

Share capital (note 17)

Authorized: unlimited common shares

Issued and outstanding: 2005 – 131 million (2004 – 132 million)	583	553

Contributed surplus	3	2

Retained earnings	584	392

Cumulative translation adjustment	10	1

	1,180	948

	2,785	2,661

See accompanying notes.
Approved on behalf of the Board:

Michael M. Wilson
Director

Harry G. Schaefer
Director

AGRIUM ANNUAL REPORT 2005	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Accounting Policies
Principles of Consolidation & Preparation of Financial Statements
These consolidated financial statements of Agrium Inc. (the Corporation or Agrium) are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles are different in some respects from accounting principles generally accepted in the United States (U.S. GAAP) and the significant differences are described in note 27. Amounts are stated in U.S. dollars unless otherwise indicated.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.
The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation.
Cash & Cash Equivalents
Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.
Inventories
Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s completed product as well as work in process. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.
Retail inventories, consisting primarily of fertilizer, seed and chemicals, are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value and include the cost of delivery to move the product to the respective farm centre.
Property, Plant & Equipment
Property, plant and equipment are recorded at cost and include the cost of replacements and betterments.
Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.
Management reviews property, plant and equipment on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as an asset impairment expense in the amount that the carrying value of the asset exceeds its fair value. Where the estimated useful life changes, depreciation is adjusted prospectively.
Idle Plant Costs
Costs incurred during the shutdown of a production facility for periodic scheduled maintenance (a turnaround) are deferred and charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets. Costs incurred during an extended shut down, due to market conditions or facility failure, are charged to other expense.
Other Assets
Other assets include value-added tax, long-term receivables, deferred costs, non-qualifying derivative contracts and investments in associated companies. Value-added tax assets relate to South America operations and are

68	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.
Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the voting interest, are accounted for using the equity method. The Corporation’s share of earnings is included in other income (expense). Investments where the Corporation does not exercise significant influence are accounted for using the cost method.
Employee Future Benefits
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.
The Corporation has additional non-contributory defined benefit and defined contribution plans for senior management, which provide supplementary pension benefits.
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.
Environmental Remediation
Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset Retirement Obligations
The Corporation recognizes asset retirement obligations in the period in which they are incurred using a reasonable estimate of fair value. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods through other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Future Income Taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue Recognition
Revenue is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Transportation costs are recovered from the customer through product or service pricing.

AGRIUM ANNUAL REPORT 2005	69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Stock-based Compensation
The Corporation has four stock-based compensation plans, which are described in note 18. The Corporation accounts for plans that settle through the issuance of equity using the fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
Derivative Financial Instruments
Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.
These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedging instrument.
Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on at least a quarterly basis, the effectiveness of hedge relationships.
Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including deferred gains and losses on derivative contracts previously qualifying for hedge accounting, are recognized when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting, recognizes the derivative contract on the consolidated balance sheet at fair value and any subsequent changes in the fair value of the derivative contract are recognized in other expenses when those changes occur. If a hedged anticipated transaction is no longer probable to occur, the fair value of the derivative contract or the deferred gain or loss on a derivative contract that was previously settled, de-designated or ceased to be effective is recognized in other expense in the current period.
Derivative contracts that do not qualify as hedges are recorded at fair value in the consolidated balance sheet. Any changes in the fair value of the derivative contracts are recorded in other expenses when those changes occur.
Foreign Currency Translation
The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is recorded in the cumulative translation adjustment account in shareholders’ equity.
The change in the cumulative translation adjustment of $9-million (2004 – $38-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.
The Corporation’s South America operations are considered integrated and are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in other expense.

70	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Recent Accounting Pronouncements
Financial Instruments, Hedging Relationships & Other Comprehensive Income
Recently issued accounting standards will be in effect for fiscal years beginning on or after October 31, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Corporation is currently investigating the impact of these recently issued standards on its consolidated financial statements.
2. Change in Accounting Policies
Classification of Preferred Securities as Liabilities
Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the Corporation’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

As at
December 31, 2004

Balance sheet

Other assets	5

Long-term debt	175

Future income tax liabilities	8

Preferred securities	(172)

Retained earnings	(6)

	Year ended	Year ended
	December 31, 2004	December 31, 2003

Income statement

Interest on long-term debt	14	17

Future income tax expense	(4)	(1)

Earnings per share

Net earnings available for basic earnings per share	(10)	(16)

Weighted-averages for diluted earnings per share (millions of shares)	144	126

Basic earnings per share	(0.01)	(0.04)

Diluted earnings per share	–	(0.04)

Stock-based Compensation
In the fourth quarter in 2003, the Corporation began expensing stock options on a prospective basis, effective January 1, 2003. Prospective adoption requires that the fair value of stock options granted in 2003 and thereafter be expensed in the financial statements over the option-vesting period. The Corporation will continue to provide pro forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed for stock options granted prior to 2003.

AGRIUM ANNUAL REPORT 2005	71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
3. Kenai Award & Settlement
The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004

Arbitration award	50

Settlement of legal claims	36

86

Arbitration Award
During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded in 2004 were $50-million.
Settlement of Legal Claims
In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. In July 2005, the Corporation concluded gas supply contract negotiations with producers that will allow the Kenai, Alaska nitrogen facility to continue to operate until October 31, 2006.
The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

2004

Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

4. Other Expenses

	2005	2004	2003

Interest income	(22)	(16)	(5)

Idle plant costs	9	5	10

Stock-based compensation	13	4	1

Environmental remediation and accretion of asset retirement obligation	9	14	6

Costs on settlement of debt	14	–	–

Realized and unrealized loss (gain) on derivative contracts	21	(3)	5

Foreign exchange gain	(5)	(6)	(8)

Kenai, Alaska nitrogen facility earn-out	–	28	–

Litigation and contract settlements	(25)	(7)	(2)

Other	9	25	33

	23	44	40

72	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
5. Income Taxes
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

Earnings (loss) before income taxes	2005	2004	2003

		Restated (note 2)	Restated (note 2)
Canadian	140	118	49

Foreign	311	280	(108)

	451	398	(59)

Statutory rate (%)	41	41	42

Income taxes at statutory rates	183	165	(25)

Recognition of previously unrecognized tax assets	(4)	(20)	(13)

Differences in foreign tax rates	(19)	(20)	(5)

Manufacturing and processing allowance	(3)	(8)	(5)

Resource royalties and allowances	1	2	6

Foreign exchange gains relating to Canadian and Argentine operations	2	9	15

Other	8	4	5

Income taxes	168	132	(22)

Current

Canadian	15	7	(2)

Foreign	98	92	24

	113	99	22

Future

Canadian	42	47	42

Foreign	13	(14)	(86)

	55	33	(44)

	168	132	(22)

The significant components of future income tax liabilities and assets at December 31 are as follows:

	2005	2004

Future income tax liabilities		Restated (note 2)

Depreciation and amortization	194	196

Partnership deferral	106	101

Other	65	36

Total future income tax liabilities	365	333

Future income tax assets

Loss carry forwards expiring through 2015	12	63

Asset retirement obligations and environmental liabilities	59	57

Receivables, inventories and accrued liabilities	22	21

Employee future benefits	17	18

Other	13	12

Future income tax assets before valuation allowance	123	171

Valuation allowance	(8)	(23)

Total future income tax assets, net of valuation allowance	115	148

Net future income tax liabilities	250	185

Future income tax assets	(22)	(24)

Future income tax liabilities	272	209

Net future income tax liabilities	250	185

AGRIUM ANNUAL REPORT 2005	73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
6. Earnings (Loss) per Share
The following table summarizes the computation of net earnings (loss) per share:

	2005	2004	2003

Numerator

Net earnings (loss)	283	266	(37)

Numerator for basic earnings (loss) per share	283	266	(37)

Preferred securities charges (a)	–	10	–

Numerator for diluted earnings (loss) per share	283	276	(37)

Denominator

Weighted-average number of shares outstanding for basic earnings (loss) per share	132	131	126

Dilutive instruments

Stock options (a) (b)	1	1	–

Preferred securities converted to common shares $175-million, eight percent (a) (c)	–	12	–

Weighted-average number of shares outstanding for diluted earnings (loss) per share	133	144	126

Basic earnings (loss) per share	2.14	2.03	(0.29)

Diluted earnings (loss) per share	2.12	1.91	(0.29)

(a)	For diluted earnings (loss) per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings (loss) per share.

(b)
Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2005, there were five million dilutive stock options. At December 31, 2004, there were eight million dilutive stock options. At December 31, 2003, there were nine million.

(c)
This series of preferred securities was redeemed for cash by the Corporation on February 14, 2005. At December 31, 2004, there were seven million dilutive preferred securities. At December 31, 2003, there were seven million antidilutive preferred securities.

7. Accounts Receivable

	2005	2004

Trade accounts	390	376

Allowance for doubtful accounts	(12)	(11)

Rebates and other non-trade accounts	30	16

Derivative contracts	31	4

Other	4	3

	443	388

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.
Servicing of the receivables sold is performed by Western Farm Service, Inc., a subsidiary of the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2005 and 2004, the accounts receivable balances sold were nil.

74	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
8. Inventories

	2005	2004

Retail

Fertilizers	103	85

Chemicals	100	88

Other	17	7

	220	180

North America Wholesale

Fertilizers	213	166

Operating supplies	66	63

Raw materials	24	27

	303	256

South America Wholesale	10	11

	533	447

9. Property, Plant & Equipment

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land	29	–	29	29	–	29

Building and improvements	355	196	159	328	191	137

Machinery and equipment	2,230	1,298	932	2,165	1,168	997

Other (a)	213	40	173	121	45	76

	2,827	1,534	1,293	2,643	1,404	1,239

(a)	At December 31, 2005, Other included $134-million (2004 – $49-million) of assets under construction that were not being depreciated.
In the fourth quarter of 2003, the Corporation’s Kenai, Alaska nitrogen facility in the North America Wholesale business unit was determined to be impaired in the amount of $235-million ($140-million net of tax). The asset impairment was calculated as the difference between the carrying amount and the fair value of the Alaskan nitrogen facility. The impairment loss was proportionately allocated to reduce the cost base of the asset categories above.
10. Other Assets

	2005	2004

		Restated (note 2)

South America value-added tax and other costs	14	30

Long-term receivables	5	6

Long-term investments	29	23

Long-term derivative contracts	23	1

Turnaround costs	12	6

Pension asset	5	3

Other	15	13

	103	82

AGRIUM ANNUAL REPORT 2005	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
11. Bank Indebtedness
In May 2005, we amended our $450-million three-year syndicated revolving unsecured credit facility. Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin, or bankers’ acceptance rate plus a variable margin, at the election of the borrower.
The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.
Profertil S.A.
In conjunction with the repayment of Profertil’s long-term debt, Profertil entered into two separate credit facilities that consist of a $15-million three-year, unsecured credit facility and a $25-million five-year, revolving pre-export financing credit facility. Profertil may borrow at the prevailing interest rates, based on LIBOR plus a fixed margin to fund working capital requirements. The credit facilities require that Profertil maintain certain financial ratios and other covenants.
12. Accounts Payable & Accrued Liabilities

	2005	2004

Trade	250	204

Accrued liabilities	246	201

Income and other taxes	36	53

Accrued interest payable	11	12

Derivative contracts	33	2

	576	472

76	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
13. Long-term Debt

	2005	2004

Recourse debt		Restated (note 2)

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a) (c)	30	45

7.06% senior notes due December 29, 2005 to 2010 (b) (c)	71	86

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Other	21	20

	472	501

Principal repayments due within one year	30	30

	442	471

Non-recourse debt

Secured

Profertil S.A. – Other (d)	–	99

Principal repayments due within one year	–	30

	–	69

Preferred securities

Unsecured 8% redeemable preferred securities (e)	–	175

(a)
The notes have two remaining equal annual principal repayments, with the next repayment due December 29, 2006. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(b)
The notes have five remaining equal annual principal repayments, with the next repayment due December 29, 2006. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d)
The Corporation’s share of amounts outstanding under the credit agreement at December 31, 2004, was $99-million, of which $30-million was repayable within one year. On September 30, 2005, Profertil repaid all amounts outstanding under the credit agreement.

(e)
On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price equaled the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

14. Other Liabilities

	2005	2004

Asset retirement obligations (note 15)	60	52

Environmental remediation	145	145

Employee future benefits (note 16)

Pensions	10	14

Other post-retirement benefits	38	36

Long-term derivative contracts	16	–

Other	11	10

	280	257

AGRIUM ANNUAL REPORT 2005	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
15. Asset Retirement Obligations
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.
A reconciliation between the opening and closing asset retirement obligations balance is provided below:

	2005	2004

Balance, beginning of year	52	43

Foreign exchange translation	1	2

Additions	3	4

Accretion, included in other expenses	4	3

Balance, end of year	60	52

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $645-million, which will be settled between 2006 and 2136. Discount rates ranging from 7.5 percent to eight percent were used to determine the asset retirement obligations.
16. Employee Future Benefits
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2005, are measured with information from September 30, 2005.
Obligations & Assets
The change in accrued benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefit plans are as follows:

78	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)

	Defined Benefit Pension Plans			Post-retirement Benefit Plans

	2005	2004	2003	2005	2004	2003

Change in accrued benefit obligations

Balance, beginning of year	145	127	105	48	40	31

Foreign exchange on Canadian obligations	2	5	10	–	1	2

Interest cost	9	9	7	2	3	2

Service cost	5	6	5	2	3	3

Actuarial loss	23	5	7	6	4	3

Amendments	–	–	–	(12)	–	–

Curtailment	–	–	(2)	–	–	–

Medicare	–	–	–	–	(2)	–

Benefits paid	(7)	(7)	(5)	(2)	(1)	(1)

Balance, end of year	177	145	127	44	48	40

Change in plan assets

Fair value, beginning of year	106	88	67	–	–	–

Foreign exchange on Canadian assets	2	4	9	–	–	–

Actual return on plan assets	12	10	8	–	–	–

Employer contributions	13	11	9	–	–	–

Benefits paid	(7)	(7)	(5)	–	–	–

Fair value, end of year	126	106	88	–	–	–

Unfunded status	51	39	39	44	48	40

Unrecognized net loss	(46)	(28)	(28)	(17)	(11)	(8)

Unrecognized prior service cost	–	–	–	11	(1)	(1)

Accrued employee future benefit liability	5	11	11	38	36	31

Amounts recognized in the consolidated balance sheets consist of:

Other assets – prepaid employee future benefits (note 10)	(5)	(3)	(2)	–	–	–

Other liabilities – pensions (note 14)	10	14	13	38	36	31

	5	11	11	38	36	31

The accumulated benefit obligation at September 30, 2005, is $150-million ($124-million and $111-million for 2004 and 2003 respectively). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for the next fiscal year is $5-million to $11-million.
Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans	Total

Expected benefit payments

2006	7	1	8

2007	8	1	9

2008	8	1	9

2009	8	1	9

2010	8	2	10

2011 through 2015	49	11	60

AGRIUM ANNUAL REPORT 2005	79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Expense
The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2005	2004	2003

Defined benefit pension plans

Service cost for benefits earned during the year	5	6	5

Interest cost on projected benefit obligations	9	9	7

Expected return on plan assets	(8)	(7)	(6)

Net amortization and deferral	1	2	1

Net expense	7	10	7

Post-retirement benefit plans

Service cost for benefits earned during the year	3	4	3

Interest cost on projected benefit obligations	2	3	2

Net expense	5	7	5

Defined contribution pension plans	11	11	10

Total expense	23	28	22

Assumptions
Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits Obligation			Future Benefits Expense

(percent)	2005	2004	2003	2005	2004	2003

Defined benefit pension plans

Discount rate	5	6	6	6	6	7

Long-term rate of return on assets				8	8	8

Rate of increase in compensation levels	4	4	3	4	4	3

Post-retirement benefit plans

Discount rate	5	6	6	6	6	6

Health care cost trend rate	11	12	12	12	12	12

The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on post retirement benefit obligation as of September 30, 2005	5	(4)

Effect on total of service and interest cost	1	(1)

80	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Asset Allocation & Investment Strategy
Defined benefit pension plan asset allocation at September 30, 2005 and 2004, and target allocation for 2006 are as follows:

	Target Allocation	Plan assets	Plan assets
(percent)	2006	2005	2004

Asset categories

Equity securities (a)	53-71	65	65

Debt securities	28-47	28	33

Cash and other	0-7	7	2

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.
The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2004. The next required valuation date for funding purposes is December 31, 2007.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2005, and the next required valuation is January 1, 2006.
17. Share Capital

	2005		2004		2003
	Number		Number		Number
	of Shares		of Shares		of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Common shares

Issued and outstanding, beginning of year	132	553	127	490	126	484

Issued on preferred securities redemption (a)	–	–	4	50	–	–

Issued on exercise of stock options	4	50	1	13	1	6

Stock based compensation	–	1	–	–	–	–

Shares repurchased (b)	(5)	(21)	–	–	–	–

Issued and outstanding, end of year	131	583	132	553	127	490

(a)
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional four million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

(b)
On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13-million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. Shares may be repurchased from time to time on the open market through to May 2, 2006 at prevailing market prices. Effective October 12, 2005 the share repurchase program was suspended pending completion of proposed acquisition activities.

During the twelve months ended December 31, 2005, the Corporation repurchased for cancellation a total of 4.7 million common shares under the program at a net cost of $98-million and an average price per share of $20.82, resulting in a reduction of share capital of $21-million and a reduction of retained earnings of $77-million.

18. Stock-based Compensation
The Corporation offers the following plans as part of compensation for services rendered.
Stock Options
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2005, the Board of Directors was authorized to grant options up to seven million common shares (2004 – nine million) of which six million options (2004 – eight million) had been granted and are outstanding at December 31, 2005. An option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date.

AGRIUM ANNUAL REPORT 2005	81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The Corporation began prospectively expensing the fair value of equity-settled options granted after January 1, 2003 over their vesting period. In 2005, the Corporation recognized a total compensation expense of $2-million (2004 – $1-million) in connection with equity-settled options.
Tandem Stock Appreciation Rights
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Stock Appreciation Rights (SARs) to all future grants of options. Option holders who are granted options with tandem SARs attached have the right to surrender vested options for SARs. The election of a SAR entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the dollar exercise price of the tandem SAR. The Corporation expects the majority of option holders will elect to exercise their tandem SARs as SARs, surrender their options and therefore receive settlement in cash.
In 2005, the Corporation recognized total compensation expense of $3-million (2004 – $1-million) in connection with options that have tandem SARs attached.
Stock option and tandem SARs transactions for the respective years were as follows:

	2005		2004		2003
	Options	Weighted-	Options	Weighted-	Options	Weighted-
	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, beginning of year	8	16.62	9	16.31	9	16.21

Granted	2	19.99	–	21.39	1	15.59

Exercised	(4)	16.79	(1)	13.96	(1)	13.19

Cancelled	–	18.32	–	17.77	–	18.25

Outstanding, end of year	6	17.26	8	16.62	9	16.31

Exercisable, end of year	4	16.72	7	16.68	6	16.37

In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings (loss) and net earnings (loss) per share had the fair value of options been expensed, as follows:

	2005		2004		2003
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net earnings (loss)	283	281	266	262	(37)	(42)

Earnings (loss) per common share

Basic	2.14	2.13	2.03	2.00	(0.29)	(0.34)

Diluted	2.12	2.10	1.91	1.89	(0.29)	(0.34)

The fair values of all equity settled options have been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2005	2004	2003

Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	32

Risk-free interest rate (%)	4	4	4

Expected life of the options (years)	7	7	7

82	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The weighted-average fair value price per share of options granted in the years indicated was as follows: 2005 – C$7.23; 2004 – C$7.49; and, 2003 – C$6.34.
The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2005:

	Options Outstanding		Options Exercisable
	Numbers	Weighted-	Weighted-	Number	Weighted-
	Outstanding	Avg. Remaining	Avg. Exercise	Exercisable	Avg. Exercise
	at Year End	Contractual Life	Price	at Year End	Price
Range of Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	(C$)

Less than 11.86	–	4	11.71	–	11.71

11.86 to 15.85	2	6	14.56	1	14.12

15.86 to 20.15	2	6	17.87	2	17.37

20.16 to 22.15	2	6	20.69	1	20.55

11.86 to 22.15	6	6	17.26	4	16.72

Stock Appreciation Rights
Effective January 1, 2004 the Corporation adopted a program whereby certain employees are granted SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the TSX on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2005, the Corporation recognized total compensation expense of $1-million (2004 – $1-million; 2003 – $3-million) in connection with SARs.
Performance Share Unit Plan
Effective October 2003, a Performance Share Unit (PSU) Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the New York Stock Exchange (NYSE). When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.
PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted dependent on total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.
In 2005, the Corporation recognized compensation expense of $7-million (2004 – $2-million; 2003 – less than $1-million) in connection with PSUs.
Director’s Deferred Share Unit Plans
The Corporation has two Director’s Deferred Share Unit (DSU) Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in general and administrative expenses in the period the change takes place.

AGRIUM ANNUAL REPORT 2005	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
In 2005, the Corporation recognized compensation expense of $2-million (2004 and 2003 – less than $1-million) in connection with DSUs.
19. Commitments

	2006	2007	2008	2009	2010

Cost of product

Operating lease commitments	41	26	21	15	12

Natural gas commitments – North America	986	–	–	–	–

Power, suphuric acid and other payments	62	37	27	26	26

Profertil natural gas and other	32	30	31	33	34

	1,121	93	79	74	72

Other

Long-term debt and capital lease repayments (a)	66	64	47	46	45

Total	1,187	157	126	120	117

(a)	Includes interest payments.
The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in Retail and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2005 were $41-million (2004 – $42-million; 2003 –
$39-million).
The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility; which are included in the commitments, based on the minimum obligations under these contracts.
Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2005, adjusted for transportation differentials to each production facility.
The Corporation has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three firm supply U.S. dollar denominated natural gas purchase contracts that expire in 2012, 2013 and 2017 respectively, and three firm supply U.S. dollar denominated contracts representing approximately 17 percent of Profertil’s gas supply expiring in the fourth quarter of 2006.
20. Guarantees
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases and reseller arrangements. The maximum potential future payments for significant guarantees issued by the Corporation was approximately $83-million as at December 31, 2005. Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

84	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
21. Contingencies
Environmental Remediation
The Corporation expects contingent environmental liabilities to arise out of existing and discontinued operations. Such contingent environmental liabilities differ from asset retirement obligations and accrued environmental remediation liabilities in that the amount of contingent environment liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
A personal injury claim was filed against a subsidiary of the Corporation in the fourth quarter of 2003. Management believes that insurance coverage is sufficient to cover any award or settlement that may result. A second action, arising from the same matter was filed against another subsidiary of the Corporation in the second quarter of 2004. Unspecified compensatory and punitive damages are claimed. Management believes that an award for punitive damages is unlikely. Both actions are being vigorously defended and the Corporation disputes all liability and damages.
The Corporation is investigating an environmental claim filed in the second quarter of 2005 against a subsidiary of the Corporation. At February 22, 2006, the potential exposure of this lawsuit is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2005, 2004 or 2003.
22. Financial Instruments
The Corporation’s financial instruments consist of derivative contracts and other financial instruments including cash and cash equivalents, accounts receivable, substantially all current liabilities, long-term debt and preferred securities.
Derivative Contracts
Derivative contracts that qualify for hedge accounting are not recognized on the consolidated balance sheets. Derivative contracts that do not qualify for hedge accounting are recognized on the consolidated balance sheets. The fair values of the derivatives are the estimated amount that the Corporation would receive (pay) to terminate the contracts and have been calculated using estimated forward prices for the relevant period.
Natural Gas Derivative Contracts
The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices.

AGRIUM ANNUAL REPORT 2005	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Foreign Exchange Derivative Contracts
The Corporation enters into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into its Canadian dollar equivalent. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs.
Fair value of derivative contracts:

	2005		2004
		Notional Amount		Notional Amount
	Fair Value	or Quantity	Fair Value	or Quantity

Gas – de-designated swaps and options (a)	48	27 MMBtu	–	–

Gas – non-qualifying swaps and options (b)	(14)	39 MMBtu	2	35 MMBtu

Gas – qualifying swaps and options (c)	–	–	–	20 MMBtu

Foreign exchange – qualifying forward contracts and options (d)	1	C$105	3	C$45

	35		5

(a)	De-designated natural gas derivative contracts

Effective July 1, 2005, the Corporation’s previously qualifying natural gas derivative contracts were determined to no longer qualify for hedge accounting due to reduced correlation between AECO based natural gas purchase contracts and NYMEX-based derivative contracts. Accordingly, the fair value of these derivative contracts at July 1, 2005, an unrealized gain of $40-million was deferred and recorded on the consolidated balance sheet and will be recognized as cost of product manufactured in the same periods during which the originally hedged gas purchases occur between 2005 and 2009. Subsequent changes in fair value of these derivatives will be recognized through other expenses.

During the period from July 1, 2005 to December 31, 2005, $10-million and $1-million of the deferred gain were recognized as cost of product sold and inventory, respectively. At December 31, 2005, the current and long-term portions of the remaining deferred gain in the amount of $15-million and $14-million were included in accounts payable and accrued liabilities and other liabilities. The change in fair value of these de-designated derivative contracts subsequent to the date of de-designation, a gain of $19-million, was recognized as a reduction to other expense. The remaining fair value balance of $19-million was recorded in accounts receivable in the amount of $10-million and other assets in the amount of $9-million.

(b)	Non-qualifying natural gas derivative contracts

Non-qualifying natural gas derivative contracts are those contracts that do not qualify for hedge accounting, but provide an economic hedge of the Corporation’s exposure to natural gas costs. During 2005, other expenses included net realized and unrealized gains (losses) in the amount of $(40)-million (2004 – $3-million; 2003 – $(5)-million) related to non-qualifying natural gas derivative contracts, representing primarily AECO basis swaps. The fair value of the non-qualifying natural gas derivative contracts was recorded in the consolidated balance sheets.

(c)	Qualifying natural gas derivative contracts

The Corporation had no natural gas derivative contracts outstanding at December 31, 2005 that qualified for hedge accounting. The fair value of qualifying natural gas derivative contracts as at December 31, 2004 was nominal. During 2005, $15-million (2004 – nil; 2003 – $11-million) of realized gains on qualifying natural gas derivative contracts were recorded as cost of goods sold.

(d)	Qualifying foreign exchange derivative contracts

During 2005, net realized gains on foreign currency options and forward contracts of $4-million (2004 – $3-million; 2003 – $7-million) were recorded in the statement of operations. The fair value of the qualifying foreign exchange derivative contracts was not recorded in the consolidated balance sheets.

Other Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.
The following table summarizes the estimated fair value information about the Corporation’s unsecured long-term debt and preferred securities as at December 31 and is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the Corporation for debt and securities of the same remaining maturities.
Commodity Contracts

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Unsecured long-term debt	451	507	481	602

Preferred securities	–	–	172	179

The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2005, are disclosed in note 19. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.

86	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Counterparty Credit Risk
Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.
Retail serves large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.
The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts only with investment grade counterparties in accordance with established counterparty credit approval practices.
23. Segmentation
The Corporation’s activities are divided geographically and then by functional area into four reportable segments. The segments include three primary operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments are Retail, North America Wholesale and South America Wholesale. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Net sales between segments and countries are accounted for at prices that approximate fair market value.
In the fourth quarter of 2004 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods have been restated for comparative purposes.
Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures are as follows:

		Wholesale
		North	South
2005	Retail	America	America	Other	Total

Net sales – external	1,242	1,899	153	–	3,294

– inter-segment	–	132	16	(148)	–

Total net sales	1,242	2,031	169	(148)	3,294

Cost of product	895	1,443	54	(145)	2,247

Gross profit	347	588	115	(3)	1,047

Expenses

Selling	239	19	1	(5)	254

General and administrative	10	21	4	44	79

Depreciation and amortization	17	107	15	7	146

Royalties and other taxes	7	35	–	3	45

Other expenses	(22)	(2)	11	36	23

Earnings (loss) before interest expense and income taxes	96	408	84	(88)	500

Net working capital	418	644	16	(322)	756

Property, plant and equipment	93	952	223	25	1,293

Total assets	753	2,468	271	(707)	2,785

Capital expenditures	18	147	4	6	175

AGRIUM ANNUAL REPORT 2005	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)

		Wholesale
		North	South
2004	Retail	America	America	Other	Total

Net sales – external	1,114	1,594	130	–	2,838

– inter-segment	–	109	13	(122)	–

Total net sales	1,114	1,703	143	(122)	2,838

Cost of product	798	1,211	41	(122)	1,928

Gross profit	316	492	102	–	910

Expenses

Selling	222	17	1	(3)	237

General and administrative	8	22	3	30	63

Depreciation and amortization	18	116	15	7	156

Kenai award and settlement (note 3)	–	(86)	–	–	(86)

Royalties and other taxes	5	22	–	2	29

Other expenses	(18)	52	–	10	44

Earnings (loss) before interest expense and income taxes	81	349	83	(46)	467

Networking capital	359	(31)	60	396	784

Property, plant and equipment	91	918	231	(1)	1,239

Total assets	729	2,147	353	(568)	2,661

Capital expenditures	14	61	4	3	82

		Wholesale
		North	South
2003	Retail	America	America	Other	Total

Net sales – external	1,015	1,377	107	–	2,499

– inter-segment	–	88	9	(97)	–

Total net sales	1,015	1,465	116	(97)	2,499

Cost of product	717	1,106	34	(97)	1,760

Gross profit	298	359	82	–	739

Expenses

Selling	214	15	1	(3)	227

General and administrative	8	20	3	28	59

Depreciation and amortization	19	99	15	7	140

Asset impairment (note 9)	–	235	–	–	235

Royalties and other taxes	5	11	–	1	17

Other expenses	(14)	28	–	26	40

Earnings (loss) before interest expense and income taxes	66	(49)	63	(59)	21

Net working capital	219	465	30	(297)	417

Property, plant and equipment	95	896	238	31	1,260

Total assets	471	1,553	324	(70)	2,278

Capital expenditures	13	73	3	10	99

88	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Net sales and gross profit by business segment and product line:

	2005			2004			2003
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	606	464	142	397	284	113	382	286	96

Urea	584	419	165	499	365	134	423	323	100

Nitrate, sulphate and other	273	206	67	284	216	68	239	181	58

Total nitrogen	1,463	1,089	374	1,180	865	315	1,044	790	254

Phosphate	313	256	57	309	238	71	261	217	44

Potash	255	98	157	214	108	106	160	99	61

	2,031	1,443	588	1,703	1,211	492	1,465	1,106	359

South America Wholesale

Nitrogen	159	47	112	137	38	99	111	31	80

Other	10	7	3	6	3	3	5	3	2

	169	54	115	143	41	102	116	34	82

Retail

Fertilizers	626	485	141	556	425	131	468	351	117

Chemicals	458	328	130	416	298	118	399	288	111

Other	158	82	76	142	75	67	148	78	70

	1,242	895	347	1,114	798	316	1,015	717	298

Other inter-segment eliminations	(148)	(145)	(3)	(122)	(122)	–	(97)	(97)	–

Total	3,294	2,247	1,047	2,838	1,928	910	2,499	1,760	739

Net sales by market destination and assets by country:

	2005		2004		2003
	Net	Capital	Net	Capital	Net	Capital
	Sales	Assets	Sales	Assets	Sales	Assets

Canada	745	760	576	669	580	641

United States	1,846	301	1,687	332	1,557	374

Argentina	222	232	207	238	162	245

Other	481	–	368	–	200	–

	3,294	1,293	2,838	1,239	2,499	1,260

AGRIUM ANNUAL REPORT 2005	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
24. Profertil
The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil), a joint venture with Repsol-YPF S.A. This investment is recorded as “South America Wholesale” operating segment in note 23. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.
A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

BALANCE SHEETS	2005	2004

Assets

Cash and cash equivalents	23	81

Accounts receivable	13	18

Inventories and prepaid expenses	11	11

Property, plant and equipment	223	231

Other assets	1	13

	271	354

Liabilities

Accounts payable and current portion of long-term debt	12	42

Income and other taxes	19	7

Long-term debt (note 13)	–	69

Other	3	–

Future income taxes	3	4

	37	122

Proportionate share of net assets of joint venture	234	232

STATEMENTS OF OPERATIONS	2005	2004	2003

Net sales	169	143	116

Cost of product	54	41	34

Gross profit	115	102	82

Selling	1	1	1

General and administrative costs	4	3	3

Depreciation	15	15	15

Other expenses and Argentine charges	11	–	–

Earnings before interest expense and income taxes	84	83	63

Interest expense	8	12	16

Income taxes	31	12	4

Proportionate share of net earnings of joint venture	45	59	43

STATEMENTS OF CASH FLOWS	2005	2004	2003

Operating activities	85	82	25

Investing activities	(4)	(2)	17

Financing activities	(139)	(43)	(15)

Proportionate share of (decrease) increase in cash and cash equivalents of joint venture	(58)	37	27

90	AGRIUM ANNUAL REPORT 2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
Consolidated retained earnings of the Corporation include cumulative earnings from Profertil in the amount of $56-million for the year ended December 31, 2005 (2004 – $53-million).
Commitments presented in note 19 include the Corporation’s 50 percent share in the commitments of Profertil.
25. Related Party Transactions
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2005 were $97-million (2004 – $71-million; 2003 – $43-million) and are at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2005 were $17-million (2004 – $11-million; 2003 – $6-million) and are settled on normal trade terms.
26. Subsequent Event
Acquisition of Royster-Clark Ltd.
On February 9, 2006, the Corporation acquired 98.6 percent of the outstanding Income Deposit Securities (IDSs) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”) at C$11.90 cash per IDS. The Corporation intends to acquire the remaining 1.4 percent of Royster-Clark pursuant to compulsory acquisition procedures of the Business Corporations Act (Ontario). Estimated total purchase consideration is U.S.$502-million (C$577-million), including assumed liabilities and excluding transaction costs.
Royster-Clark is a retail company in the United States with over 250 retail centers located primarily in the Midwestern and Southeastern United States.
27. Differences Between Accounting Principles Generally Accepted in Canada and the United States
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings (loss) in each year would be adjusted as follows:
CONSOLIDATED STATEMENTS OF OPERATIONS

	2005	2004	2003

Net earnings (loss) based on Canadian GAAP	283	266	(37)

Adjustments

Derivative instruments and hedging activities, net of tax (a)	(9)	–	–

Other, net of tax	(4)	(3)	(1)

Net earnings (loss) based on U.S. GAAP	270	263	(38)

Earnings (loss) per common share based on U.S. GAAP

Basic net earnings (loss) per share	2.04	2.01	(0.30)

Diluted net earnings (loss) per share	2.03	1.89	(0.30)

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2005	2004	2003

Net earnings (loss) based on U.S. GAAP	270	263	(38)

Change in foreign currency translation adjustment (c)	9	38	95

Change in minimum pension liability adjustment, net of tax (b)	(3)	–	(4)

Change in unrealized gains (losses) on derivative instruments, net of tax (a)	27	3	(5)

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (a)	1	(1)	2

Comprehensive income based on U.S. GAAP	304	303	50

AGRIUM ANNUAL REPORT 2005	91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in millions of U.S. dollars unless otherwise stated)
The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2005	2004

Shareholders’ equity based on Canadian GAAP	1,180	948

Unrealized gains (losses) on derivative instruments, net of tax (a)	29	2

Realized gains on derivative instruments included in inventory, net of tax (a)	1	–

Additional minimum pension liability, net of tax(b)	(13)	(10)

Other, net of tax	(12)	(8)

Shareholders’ equity based on U.S. GAAP	1,185	932

Description of significant differences
(a)
Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in note 1 and 22. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(b)
Unfunded employee benefits – Under U.S. GAAP an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the consolidated balance sheets. This additional liability is recorded as a reduction to other comprehensive income.

(c)
Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as comprehensive income.

(d)
Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and has a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 24 provides the details of the joint venture as included under Canadian GAAP.

92	AGRIUM ANNUAL REPORT 2005